Global Eagle Entertainment Inc.

4553 Glencoe Avenue, Suite 300

Los Angeles, California 90292

October 25, 2016

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:   Global Eagle Entertainment Inc.

Registration Statement on Form S-3

Filed October 11, 2016

File No. 333-214065 (the “Registration Statement”)

Dear Mr. Spirgel:

Global Eagle Entertainment Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York City time on October 27, 2016, or as soon thereafter as possible. Please call Elliott M. Smith, Esq. at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

GLOBAL EAGLE ENTERTAINMENT INC.

By:	/s/ Stephen Ballas
Name: Stephen Ballas
Title: General Counsel

[Signature Page to Acceleration Request]